

PITCH VIDEO   **INVESTOR PANEL**

INVEST IN **TRANSITNET**

The world's first title registry for crypto

LEAD INVESTOR

 **Stephen Roulac**

Why Investing Statement TransitNet is an ingenious FinTech innovation that can accelerate the expansion of Cryptocurrency and Blockchain in a highly lucrative, controlled risk way. Prospectively, TransitNet could be the financial equivalent of a toll booth utility with gold mine store enterprise economics. Briefly, reasons why I am investing in TransitNet: 1. Cryptocurrency and the Blockchain are a massive, explosively growing market with the potential to transform the world's money system. 2. Big problem of confidence – lawlessness, loss, theft – has slowed and frustrated realization of Cryptocurrency's full potential. 3. TransitNet represents an elegant solution to the confidence problem by providing the financial services equivalent of title insurance for property. 4. TransitNet can be the equivalent of a Toll Booth just outside everyone's favorite destination with gold mine store economics. 5. TransitNet has been incubated by very very successful innovative FinTech enterprise, led by management with a track record of extraordinary success. 6. TransitNet is backed by the PayPal mafia, including the legendary Peter Thiel, Facebook board member, whose critical early $500,000 Investment in Facebook is now worth 7. implications of my award-winning research concerning the technologies that transform society and commerce, thereby creating extraordinary value, plus the select, not widely recognized critical strategic management functions that most impactfully create and destroy value. Some years ago, Cryptocurrency and Blockchain – the technology that enables complex transactions and sequential processes to function in the cloud – were perceived as the new new FinTech thing, promising to transform money and transactions. Proponents proclaimed Cryptocurrency's emergence as the innovative new medium of exchange and store of value billions. 8. TransitNet has the potential to be a major FinTech player, possibly joining those extraordinary companies whose brilliant business models and effective execution command billion dollar valuations. My perspective concerning the TransitNet market opportunity and the TransitNet enterprise itself, is informed by my role over the last

market opportunity and the TransitNet enterprise itself, is informed by my role over the last eight years as an advisor to and investor in CapLinked – TransitNet's sponsor – which incubated the company. CapLinked is one of my portfolio of some 25 start-up new ventures. My portfolio companies – six of which are on a path to prospective billion dollar plus valuations – are selected because they model and monetize the would soon disrupt the world's money systems, replacing the ancient institution of paper money and coins with a far superior 21st-century virtual currency. Cryptocurrency has experienced explosive growth accompanying by surging price/value gains and dismaying reversals. More than 8,000 Cryptocurrencies have been created and distributed dwarfing the number of conventional currencies. Reflective of the wild west character of crypto, investor4 have incurred significant losses from theft, scams, and forgotten passwords – which have been estimated approaching $100 billion The early momentum of Cryptocurrency's off-to-the-races expansion pace slowed because of a crisis in confidence. If you happened to forget and not be able to source the code that identifies cryptocurrencies that you own, you lost your money. If you happened to invest in a cryptocurrency run by a shady operator, you lost your money. If the company in which you invested engaged in dubious, even irresponsible business practices, the integrity of that particular cryptocurrency could be compromised. For all its potential and enthusiasm, Cryptocurrency was more like the unregulated lawless Wild West than the established, high trust financial world of regulated financial services and money systems backed by governments. If you were targeted by thieves, your cryptocurrency could be stolen without a trace. By addressing the Cryptocurrency confidence crisis, TransitNet promises to bring the stability, reliability, and consistency, so essential to create the confidence and trust necessary for the expansion of Cryptocurrency. To this end, the business economics of TransitNet may be viewed through the prism of a FinTech version of a toll road, property title insurance, and gold mine store economics. The critical role of property insurance in real estate transactions is an instructive analogy to the function that TransitNet promises to play in the Cryptocurrency and Blockchain world and the potential financial rewards for effectively delivering on that promise. When it comes to buying a property as well as advancing money in the form of a loan secured by a property, confirming that the owner has "good title" is an essential precondition to any property financial transaction. The property title insurance industry has emerged to fill this essential critical good title confirmation need. In contemporary property transactions, title insurance is a precondition to money changing hands: no title insurance, no money. As the Cryptocurrency world is more lawless than ordered, more Wild West than buttoned- down, absent a solution to the imperative of proving good title – to prove you own a property, if somehow you misplaced the documents, as well as the means to secure your ownership from theft – real estate transactions would not go forward. This is the very circumstance that faces Cryptocurrency and the very problem that TransitNet solves. Property insurance is an extraordinarily profitable oligopolistic business. Each insurance policy involves low fulfillment cost, so margins are high. Plus, claims are relatively few, so the risks of covering any insurance claims and capital reserves needed to insure against claims are modest. Consequently, the property insurance sector is real estate's equivalent to owning the toll road to the special destination that everyone wants to go: if you own that toll road, you can make a fortune. A second instructive analogy for the TransitNet business model is the mine concept of the gold mine store. In the mid-1800s Northern California gold rush, a few fortunate, entrepreneurial players made great fortunes, yet the vast majority of gold miners did not do nearly so well. But every gold miner needed provisions – mining implements, supplies, food, clothing. Gold mine store owners selling those provisions made money whether or not their customers ever discovered much gold. Not readily appreciated is just how much money was made at the gold mine store, whose owners made a fortune from the gold rush. For example, consider Levi Strauss & Co., which was formed in the early-1850s to sell clothing to miners and still exists as a global brand to this day. TransitNet is like a gold mine store. If you want to mine gold in the world of Cryptocurrency and Blockchain, you need the FinTech equivalent of gold mining provisions. By providing this necessary ingredient – the Cryptocurrency/Blockchain equivalent of provisions for the gold miner – TransitNet is poised potentially to reap extraordinary financial returns. TransitNet represents a comparably lower risk, broader market coverage, high potential return, really ingenious way to play the Cryptocurrency and Blockchain opportunity. Just like the gold miners what needed to stock up with provisions from the gold mine store, everyone playing in the Cryptocurrency/Blockchain world needs what TransitNet provides. Summarizing reasons why I am investing in TransitNet include: 1. TransitNet is a brilliant FinTech innovation that solves a pressing need/problem that obstructing the realization of the potential of a major/exploding market: Blockchain and Cryptocurrency. 2. TransitNet is led by the proven management duo: Eric Jackson and Chris Gray. 3. TransitNet is supported by the systems/knowledge/expertise/network/team of CapLinked, a highly successful FinTech enterprise that has developed a great value proposition: virtual deal room to support major

financial transactions. 4. CapLinked is backed by savvy, very successful investors, including the PayPal mafia and, most specifically, Peter Thiel, the most successful tech entrepreneur, investor, visionary: CEO of PayPal which was sold to eBay; early investor and board member of Facebook: his critical, early stage $500,000 investment is now worth more than $2 billion; driving force and major shareholder of Palantir, valued in recent IPO at $22 billion 5. TransitNet has the potential to be an extraordinarily valuable enterprise, thereby offering a very rewarding return to Investors that invest in TransitNet now.

Invested $50,000 this round & $50,000 previously

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transitnet.io   Manhattan Beach CA      `Technology`   `Software`   `Blockchains`   `Bitcoin`   `B2B`

Highlights

(1) 🔥 Stanford-educated co-founders with multiple exits in excess of $2B+

(2) 💸 CEO is early PayPal, designed revenue model & scaled PayPal from 2.5K to 25M users to IPO

(3) 📣 Featured in TechCrunch, Bloomberg, CNBC, Business Insider, US News, Sky News & more

(4) 🏆 Stakeholders include Peter Thiel & other "PayPal Mafia" members

(4) 🏆 Stakeholders include Peter Thiel & other "PayPal Mafia" members

(5) 🚀 Positioned to revolutionize $45B crypto infrastructure market, $325B global fintech market

(6) 🥇 The world's first crypto title registry, safeguarding trillions of dollars of crypto assets

(7) 🧭 Patent-pending functional alpha product solving complex investor pain points

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Our Team



Eric Jackson   CEO and Co-Founder

Serial entrepreneur & PayPal mafia. Built PayPal's revenue model, grew the company from 2.5k to 25M users to IPO & acquisition. CEO of CapLinked (enterprise software with $10M+ sales), founder & CEO of World Ahead Media (acquired '08). Stanford.

We believe crypto holds great promise, but only if it enters the mainstream and becomes more widely used. Many requirements of investors cannot be met without title and the right infrastructure: proof of reserve, use as collateral, and ability to insure.



Christopher Grey COO and Co-Founder

Seasoned finance executive & entrepreneur with experience scaling and exiting companies from $0-$600M revenue. Angel investor in 3 unicorns. Invested/managed billion of dollars in private equity over 15 years. Co-founder of CapLinked. Stanford.



Will Coleman Architect

Crypto & security expert. Principal architect of attest services at Cohen & Company (largest US auditor of crypto funds). Co-led first collateralized stablecoin attest. Wrote reporting software for $5B hedge fund. Former CIO at Arthur Bell.



Patricia Campbell General Counsel

31 years experience advising businesses with complex legal needs. Graduate of USC Law School.

Why TransitNet?

TransitNet is the world's first crypto title registry. We're building the missing infrastructure to safeguard trillions of dollars in crypto assets and revolutionize Web3.



Crypto investing is growing rapidly, but it's RISKY and DANGEROUS





Investing in crypto is risky and dangerous for the 300M+ crypto investors worldwide
% of internet users who own cryptocurrency
10%
Q3 2018
Q1 2021
Source: GWI Core 2021
Total cryptocurrency value stolen in rug pulls, 2020 vs 2021
$3B
$2,800,000,000
$75,000,000
$0
2020
2021
Source: Chainanalysis, 2022

More and more investors are falling victim to scams, theft, rug pulls, lost keys, criminal activity, and hackers as the crypto market grows. At least $3B worth of cryptocurrency was stolen from victims worldwide in 2021 alone, an 80% rise over 2020.

Investors have few options to keep their crypto safe

Many investors choose to self-host their wallets, which allows them to transact over the internet on a peer-to-peer basis without a financial intermediary. However, self-hosting your crypto wallet is like keeping cash under your mattress—a convenient but risky choice—and cryptocurrency can be lost as quickly as files on your computer.

Unlike financial industries with decades-old security measures, the crypto market does not possess infrastructure that can secure and facilitate transactions. Instead, each crypto holder must operate as their own bank.



Keeping keys safe is difficult, and there is a lot of friction when managing wallets
SAVE YOUR PASSPHRASE!
THIS IS YOUR ARK ADDRESS THAT REFLECTS PASSPHRASE YOU JUST GENERATED



The result? Widespread frustration, as well as utility and digital asset losses. What's more, fewer investors end up entering the market.

Most crypto users we've talked to have told us that they're constantly watching explainer videos on YouTube to figure out how to do the simplest things. These are very smart people, but managing and transacting digital assets is that opaque and complex.

Here's the thing: it doesn't have to be that way.

TransitNet is the missing infrastructure to safeguard trillions of dollars of crypto



TransitNet's ethos is simple and revolutionary: the right infrastructure can make crypto safer and more useful.

We unlock crypto's mass market potential

TransitNet's title   Now retail investors can safely...

registry platform
unlocks crypto's
mass market
potential

- ✔ Prove ownership of digital assets
- ✔ Monitor crypto assets and securely exchange information
- ✔ Enable use of crypto for financial transactions, such as collateral for a loan or for trading
- ✔ Maintain a record of transactions and donations (for tax purposes, etc)

Our first-of-its-kind platform allows investors to verify ownership, monitor asset movements, and securely exchange information with other parties before sending or receiving crypto. Investors can also provide proof of their assets to outside parties when necessary—to apply for a loan, for example, or to donate to charities.

We've built a revolutionary patent-pending alpha product

"TransitNet is going to open up the crypto world to millions of people because they're going to trust it. It creates a public record."

-Robert A., TransitNet user

Expansion across a network of self-hosted wallets will drive retail and institutional adoption

- Alpha product
- Patent pending
- Early users on board

- Public launch
- User expansion
- Drive market awareness
- Establish strategic partnerships (exchanges, etc)
- Insurance



Current
Next
Soon
Future
Private beta launch
Introduce pricing model
Scale model
Expand institutional capabilities & launch B2B software integrations

So far, our feedback has been phenomenal. We've confirmed several use cases for our solution, and our testers are telling us that TransitNet will be a game-changer for this asset class. We're minimizing the risks of crypto ownership—and increasing its utility. Combined, these benefits will unlock crypto's mass market potential.

Our team has the track record to revolutionize crypto and Web3

CO-FOUNDERS
ERIC JACKSON
CEO & CO-FOUNDER
Early-PayPal, serial entrepreneur, Stanford.
CHRISTOPHER GREY
COO & CO-FOUNDER
Angel investor, serial entrepreneur, Stanford.
PayPal
Stanford University
Caplinked
EMIGRANT BANK













TEAM
WILL COLEMAN
ARCHITECT
PATRICIA CAMPBELL
GENERAL COUNSEL
ADVISORS
STEPHEN ROULAC
STRATEGY ADVISOR
ALEX FELIX
COINFUND
KEN MILLER
PAYPAL, INTUIT, GEM
JOHN WU
AVA LABS













Our team is equipped with the expertise and experience necessary to

Our team is equipped with the expertise and experience necessary to revolutionize crypto and Web3.

Together, we built CapLinked, a venture-backed software company with $10M in sales. Its SaaS product, which enables secure information sharing, is used by leaders like Amazon, Hess, KPMG, and Roche.

Now, we're turning our attention to crypto and retail investors—and the timing's never been better.



We solve a big problem in a huge, explosive market

We are revolutionizing the $45B crypto infrastructure market, part of the fast-growing $325B global fintech market

$45B crypto infrastructure

$325B global fintech market

Growing at a CAGR of 25%

Sources: 2022 Market Data Forecast

The multi trillion-dollar crypto market is already massive—and with more and more investors entering the space, it's expanding at record speed. In fact, crypto investing is growing even faster than retail investing: 16% of American adults have invested in, traded, or otherwise used cryptocurrencies. For men between the ages of 18 and 29, that figure rises to 43%.

As a result, infrastructure that can support the market and its investors has become a crucial need. Financial infrastructure for crypto is already a $45B industry, part of a $325B global fintech market that's growing at a CAGR of 25%. Today, the market is fueled by exponential interest in NFTs and Web3.

The crypto market is fueled by exponential interest in NFTs and Web3



NFT monthly sales volume

Source: NonFungible.com, Cointelegraph Research



NFT MARKET DRIVEN BY SMALLER TRANSACTIONS
NFT PURCHASE VOLUME BY SIZE

SOURCE: CHAINANALYSIS

yahoo! finance

We have a first-mover advantage
NO ONE ELSE IS DOING THIS

Our wallet subscription business model will generate significant recurring SaaS revenue

$100M+
Revenue by 2027

68M+
Wallets by 2027



Note: Forward-looking financial projections cannot be guaranteed.

TransitNet will save millions of crypto investors from BILLIONS OF DOLLARS of problems



✅ More control

✅ More utility

✅ Less risk



...and peace of mind

For a nominal subscription fee, TransitNet will safeguard billions of dollars' worth of crypto assets, delivering peace of mind to millions of investors.

We're on track to becoming an indispensable part of the crypto and Web3 ecosystem

NOW is the time to invest. This opportunity is unprecedented: after all, cryptocurrency and Web3 are already changing the way we do business. You only get so many chances to be part of a revolutionary solution from the ground up. Don't miss out.

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